ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 Whipple Street, Balcatta WA 6021 Telephone: +61 8 9441 2311 Facsimile: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
For Immediate Release: 17 December 2014

Orbital to raise up to $10 million via Convertible Note Offer

Orbital Corporation Limited (ASX: OEC, Orbital or the Company) is pleased to announce that it proposes to raise up to $10 million via a secured convertible note offer.

Details of the Offer

The offer will comprise the issue of up to 200 convertible notes (Notes) with a face value of $50,000 per Note to raise up to $10 million before costs (Offer). The minimum amount to be raised pursuant to the Offer is $5 million (through the issue of 100 Notes). The Offer will only be made to sophisticated and/or professional investors and accordingly the Company is not required to issue a prospectus for this Offer.

The net proceeds raised pursuant to the Offer will primarily be applied towards the acquisition funding and working capital requirements associated with the acquisition of REMSAFE Pty Ltd (REMSAFE) (as announced to the ASX on 10 November 2014).  The working capital requirements for REMSAFE include REMSAFE's existing order book and potential new contracts with its current client base as well as aggressively pursuing the significant opportunities that exist in sectors other than mining, including oil and gas, rail, power distribution and other processing and general industrial applications. Further, in the event the maximum amount of the Offer is subscribed, a portion of the proceeds will also be applied towards future potential acquisitions that meet Orbital’s strategic plan for growth and diversification.

The Offer is subject to obtaining approval from shareholders of the Company (Shareholders).  The Company intends to shortly dispatch a notice of meeting (Notice of Meeting) seeking the relevant approvals from Shareholders. Such Notice of Meeting will include details of the Offer.

Whilst not required by the Corporations Act (2001) (Cth) (Corporations Act), a trustee will be appointed to act as trustee of the Notes.

Azure Capital Limited has been appointed as Lead Manager to the Offer with strong interest having been shown from the limited number of sophisticated and professional investors contacted to date. The intention is to have binding commitments from investors for the Offer prior to receipt of Shareholder approval.

Azure Capital Limited will be issued no more than 2,000,000 fully paid ordinary Orbital shares (Orbital Shares) in lieu of a cash payment for its services. The actual number of Shares issued to Azure Capital Limited will be dependent upon the amounts subscribed to pursuant to the Offer. The Company intends to issue the Shares to Azure Capital Limited within its 15% placement capacity pursuant to Listing Rule 7.1 and accordingly does not need approval from Shareholders.

Indicative Timetable

An indicative timetable for the Offer is provided below. The Company notes that the timetable may be subject to change.

Event	Date
Despatch Notice of Meeting	By 18 December 2014
Binding commitments received from investors to subscribe for Notes in the Offer	By 21 January 2015
Shareholder meeting to approve Offer	By 21 January 2015
Settlement of the Offer	By 28 January 2015
Issue of the Notes	By 28 January 2015

Key Terms of the Notes

The key terms and conditions of the Notes provided in the table below:

Item	Summary
Face Value	A$50,000 per Note.
Maturity Date	2 years from the date of issue.
Interest Rate	10% per annum accruing daily and paid quarterly in arrears.
Interest Payment

Subject to the Corporations Act, the ASX Listing Rules and the terms of the Notes, interest is payable in Orbital Shares or cash, at the election of the holder of the Note (Holder).

In the event that the Holder elects to be issued Orbital Shares in satisfaction of an interest payment, the number of Orbital Shares to be issued will be calculated as the interest payment divided by the prevailing 30 day volume weighted average price of Orbital Shares multiplied by 90%.

Security	Fully secured pursuant to a General Security Deed.
Ranking	Ranks in priority to any existing security in accordance with the terms of a Priority Deed.
Conversion Price	A$0.40.
Conversion Period	Holders may elect to convert Notes into Orbital Shares at any time prior to the Maturity Date.
Listing	Notes will not be listed.
Transfer	Notes are transferrable.
Redemption on Maturity Date	Redeemed at Face Value plus outstanding interest on the Maturity Date if not redeemed or converted beforehand.
Early Redemption

Redeemable after 6 months at the election of the Company by paying the Face Value, outstanding interest and an Early Redemption Fee.

Early Redemption is subject to at least 20 business days notice. Holders may convert their Notes at any time before the nominated Early Redemption Date.

Early Redemption Fee	Early Redemption Fee is the amount equal to the Face Value multiplied by the Early Redemption Interest Rate.
Early Redemption Interest Rate	Initially equal to 6% and reduced by 0.5% for every month that passes in the 12 month period leading up to the Maturity Date
Events of Default

Events of Default comprise the following:

•

failure to pay interest when due and payable within 15 business days of its due date;

•

failure to repay the Notes when due and payable within 15 business days of the Maturity Date;

•

if the Company fails to comply with any of its obligations under the terms of the Notes or the Trust Deed relating to the Notes and, where the failure can be remedied, is not remedied within 30 business days after the trustee notifies the Company of the failure and requires it to be remedied;

•

if an insolvency event occurs in respect of the Company;

•

if the Company ceases to be listed on the official list of ASX or its shares are suspended from quotation for a period of more than 20 consecutive business days;

•

if a financial indebtedness of the Company exceeding $2,000,000 is:

-

not paid when due within any originally applicable grace period; or

-

declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default or review event (however described); and

•

any creditors of the company becomes entitled to declare any financial indebtedness exceeding $2,000,000 (on a non-aggregated basis except to the same creditor) (or its equivalent in any other currency or currencies) due and payable prior to its specified maturity as a result of an event of default or review event (however described).

Waivers granted by ASX from ASX Listing Rules 7.3.2, 7.3.3, 10.13.3 and 10.13.5

The Company is also pleased to advise that ASX has granted waivers from Listing Rules 7.3.2, 7.3.3, 10.13.3 and 10.13.5 in order to facilitate the Offer.

Details of the waivers are as follows:

(a)

Waiver from Listing Rule 7.3.2

ASX granted a waiver from Listing Rule 7.3.2 to the extent necessary to permit the Notice of Meeting seeking shareholder approval for the issue of Interest Shares, not to state that the Interest Shares will be issued no later than 3 months after the date of the meeting on the following conditions:

(i)

the Interest Shares will be issued no later than one week after the date that is 24 months from the date of the first issue of the Notes (Maturity Date);

(ii)

if the Company releases its annual report during a period in which the Interest Shares are issued or remain to be issued, the annual report discloses details of the Interest Shares that have been issued and the interest payable under the Notes; and

(iii)

the Company immediately releases the terms of this waiver to the market.

(a)

Waiver from Listing Rule 7.3.3

ASX granted a waiver from Listing Rule 7.3.3 to the extent necessary to permit the Notice of Meeting to approve the issue of the Interest Shares not to include a fixed price or a minimum issue price that is at least 80% of the volume weighted average market price for securities in that class calculated over the last 5 days on which sales in the securities were recorded before the day on which the issue was made subject to the following conditions:

(i)

the Notice of Meeting states that the Interest Shares will be issued for no less the Issue Price Formula; and

(ii)

the Company releases the terms of the waiver no later than the time the Notice is released to the market.

(a)

Waiver from Listing Rule 10.13.3 and 10.13.5

ASX granted  waivers from Listing Rules 10.13.3 and 10.13.5 to the extent necessary to permit the Notice of Meeting  seeking shareholder approval for the issue of the Interest Shares pursuant to the Notes to be issued to any directors of the Company (Participating Directors) in accordance with the terms of the Notes, to state that the Interest Shares will be issued later than one month after the date of the shareholders’ meeting, and not to include an issue price, subject to the following conditions:

(i)

the Company issues the Interest Shares no later than the one week after the Maturity Date;

(ii)

the Notice of Meeting states that the Interest Shares will be issued for no less than Issue Price Formula;

(iii)

the Company’s annual report for any period during which the Interest Shares are issued to the Participating Directors discloses details of the number of Interest Shares that were issued to the Participating Directors including the percentage of the Company’s issued capital represented by those shares; and

(iv)

the Company releases the terms of the waiver to the market immediately.

 - ENDS -

CONTACTS

Mr. Terry Stinson

Mr. Ian Veitch

Website: www.orbitalcorp.com.au

Chief Executive Officer

Chief Financial Officer

Tel: +61 8 9441 2311

& Company Secretary

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in small unmanned aerial systems, motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).